POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Our Management's Discussion and Analysis ("MD&A") of financial condition and results of operations contains references to Points International Ltd. and its subsidiaries using words "we," "our," and "us."

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements (including the notes thereto) as at and for the three and six months ended June 30, 2021, the 2020 annual MD&A and the 2020 audited annual consolidated financial statements and notes thereto and other recent filings with the Canadian and US securities regulatory agencies, which may be accessed at www.sedar.com or www.sec.gov.

The financial information presented in this MD&A is derived from our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of August 11, 2021 and was reviewed by our Audit Committee and approved by our Board of Directors.

NON-GAAP MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. This MD&A makes reference to certain non-IFRS measures such as "Adjusted EBITDA" and "Effective Margin." These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Our definition of Adjusted EBITDA and Effective Margin will likely differ from that used by other companies and therefore comparability may be limited. Where applicable, we provide a reconciliation for these non-GAAP measures to the closest GAAP measure in the "Non-GAAP financial measures" section of this MD&A.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to, among other things, plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to: cost saving measures that have been implemented, our liquidity and efforts to strengthen our balance sheet, expected impacts on transaction volumes, revenue, gross profit and profitability, the impact on our annual revenue guarantees, and our ability to deliver on our long-term goals), our growth strategies (including our ability to grow the number of loyalty program partners, cross-selling services to existing partners, grow in-market services and regional and vertical expansion), and our beliefs on the long-term sustainability of the loyalty industry and the recovery of the loyalty industry as the global economy recovers from the impacts of the COVID-19, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, these statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the "Risks and Uncertainties" section included in our MD&A for the year ended December 31, 2020. Other important assumptions, factors, risks and uncertainties are included in the press release announcing our second quarter 2021 financial results, and those described in our other filings with applicable securities regulators, including our AIF, Form 40-F, annual and interim MD&A, and annual consolidated financial statements and condensed consolidated interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW

Points is a global leader in providing technology solutions to the loyalty industry on one unified operating platform. We operate a portfolio of white-labelled services that facilitate the accrual or redemption of loyalty program currency (points or miles) for loyalty programs worldwide. Accrual transactions are typically focused on generating revenue for our loyalty program partners while redemption transactions are focused on offering additional engagement options for program members that are cost effective for the loyalty program.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

At its simplest, our services benefit loyalty programs in the following ways: (1) driving high margin ancillary revenues through the sale of loyalty program currency, such as frequent flyer miles or hotel points, to end consumers or third parties; (2) providing efficient liability management to loyalty program operators by offering a wide range of non-core redemption options; and (3) enhancing loyalty program member engagement.

All of our services are operated off a single unified operating platform called the Loyalty Commerce Platform ("LCP"). The LCP provides broad access to loyalty transaction capabilities, program integration, offers and automated marketing, reporting and analytics, enterprise-grade security, and real-time fraud services. We have direct, real-time integrations into our partners' loyalty program databases that allow for member validation, information sharing, as well as the debit and/or credit of miles/points.

We engineered the LCP to be scalable and to grow beyond its current service offerings. The flexibility of the LCP enhances our ability to aggregate and anonymize the consolidated data flowing across the platform to facilitate and inform our automated marketing and merchandising efforts. In addition, this flexibility enables us to quickly launch new partners and services, expand service offerings or launch in new geographies in a cost-effective manner.

We are a trusted partner to the world's leading loyalty programs, with approximately 60 commercial agreements or integrations with loyalty programs globally, including Southwest Airlines' Rapid Rewards, Marriott Bonvoy, Chase Ultimate Rewards, and the Emirates Skywards program. Most of our commercial contracts enable us to transact directly or indirectly with the loyalty programs' member base to facilitate the sale, redemption or earning of loyalty currency online. Over 95% of our revenue is transaction based, which consists of a margin, commission or transaction fee that we earn on the loyalty currency and transactions we process.

Our organization integrates extensive knowledge and expertise in the loyalty and travel sectors with the agility and innovation of a technology start up, allowing us to better serve our loyalty program partners while maintaining our technical and marketing leadership. During the first quarter of 2021, we realigned our organizational, operational and internal reporting structures. As a result, we combined our Loyalty Currency Retailing, Platform Partners, and Points Travel operations, previously considered as three distinct operating units, into one segment. Our decision to change to a single operating unit resulted from various factors, including changes to our management structure and an increased focus on our platform to drive greater efficiencies in our business.

Our head office is in Toronto, Canada and we maintain offices in San Francisco, United States, London, England, Singapore and Dubai, United Arab Emirates. Points International Ltd.'s shares are listed on both the Toronto Stock Exchange ("TSX") under the trading symbol PTS and on the NASDAQ Capital Market under the trading symbol PCOM.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

The Loyalty Industry

Since their inception, loyalty programs have changed the way consumers interact with their associated brands and how they purchase products and services. Overall loyalty program membership continues to grow. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Businesses have leveraged loyalty programs to strengthen their brand, enrich relationships with existing customers, attract and engage new customers, and to deliver high margin revenue. We believe loyalty programs are seen both as strategic marketing assets and as highly profitable cash-generating businesses, particularly in the travel and financial services sectors.

As the prominence of loyalty program co-branded credit cards increased over time, the size and profitability of the loyalty industry has grown significantly. Many loyalty programs, particularly in the airline and hospitality verticals, have long-term contracts with banks in which they sell significant volumes of points and miles to credit card companies to award to customers. Similar commercial arrangements now exist with loyalty programs and retailers who are looking to add loyalty as a consumer incentive. These types of commercial arrangements have established a large global loyalty industry fueled by the sale and redemption of loyalty currency.

For the last several years, the majority of loyalty currency issued by airlines and hotels in North America is first sold to third parties at a high margin. For many North American airlines, their loyalty programs have generated significant revenues which can account for a significant proportion of overall airline profits. While loyalty programs must account for the issuance of this currency as a future obligation on their balance sheet to account for its eventual redemption, the cost of each mile or point is significantly lower than what they are sold for. At the same time, there is a need for loyalty programs to actively manage the resulting loyalty liability with cost-effective redemption options.

In past economic downturns, we have seen travel companies leverage their loyalty programs and related assets for additional liquidity. Within the current COVID-19 environment, the value of loyalty programs has remained resilient and we believe they are proving to be a crucial source of liquidity for many travel operators. In the first few months of the COVID-19 pandemic, we saw hospitality and airline operators pre-sell their points and miles to their co-branded credit card partners to generate incremental cash. In 2020, four major US airlines pledged their frequent flier programs as collateral to secure long-term debt financing. We believe these financings are indicative of the long-term sustainability and belief in the travel and loyalty industry, as the debt is secured by the current and future value of these loyalty programs. Broadly, we believe the health of the loyalty industry will recover as the global economy recovers from the impacts of COVID-19.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

HOW WE GROW OUR BUSINESS

Growing the Number of Loyalty Program Partners

Throughout most of our history, adding new loyalty program partners has been an important source of growth. Continuing to grow the number of Loyalty Program partners connected to our platform remains a key growth factor and important part of our strategy. As of June 30, 2021, we had commercial agreements with approximately 60 loyalty programs. Collectively, our network of loyalty program partners represents over 1 billion loyalty program accounts.

The majority of our loyalty program partners are global, with end consumers and transactions originating from around the world. For that reason, the LCP was designed and operates as a global e-commerce platform, providing multiple currency and payment options as well as language-specific end user experiences. We believe the investments we have made on our platform and services position us well to add new loyalty program partners in other geographic markets.

Typically, we find our solutions competing with the internal technology departments of loyalty programs, leading to a "buy vs. build" decision. We have had success in displacing previously insourced solutions. Given this dynamic, the length of our sales cycle for these solutions can be difficult to predict.

Currently, the duration and impact of the COVID-19 pandemic remains uncertain. Through the period that the broader travel industry recovers from COVID-19, it is likely that the value of new partners, products, and services that we bring to market will be lower than our expectations before the outbreak of COVID-19.

Cross-sell Existing Partners

We believe our existing network of loyalty program partners represents a significant opportunity to cross-sell additional products and services. At the beginning of a new loyalty program partnership, most programs will typically deploy a small subset of our portfolio of services. As we demonstrate the benefits of our platform, we focus sales efforts with these partners on additional services that best fit their program, typically with limited incremental marketing and sales resources required. As we launch new functionality and expand service offerings, we expect that our opportunity to cross-sell additional services to existing partners that do not currently leverage our full platform will increase.

Growing In-Market Services

Our ability to grow our in-market services by increasing the volume of transactions and transaction size remains an important growth drivers for us. Our revenue and gross profit are highly sensitive to marketing activity, which can drive substantial increases in transactions during promotional periods. We believe our continued investment and focus in our technology, data analytics, and automated marketing has been and will continue to be a key driver of future growth. The LCP has positioned us to continually improve our ability to consume loyalty data and personalize member offers, increasing the effectiveness of our marketing campaigns and our partners' profitability while minimizing member communications.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

We also believe there is significant opportunity to increase the market awareness for our products and services among loyalty program members. In addition, we indirectly benefit from the growth in our loyalty program partners member bases over time as well as the growth in the loyalty market in general.

We have experienced significantly lower transaction volume during the COVID-19 pandemic relative to the transaction levels we experienced before the pandemic. With that said, we believe our loyalty program partners view our services and our marketing campaigns as an important source of cash flow and ancillary revenues during the pandemic, with an even greater proportion of our total revenue in the pandemic generated by our marketing campaigns compared to pre-COVID levels.

Regional and Vertical Expansion

Approximately 80% of our loyalty program partners are frequent flyer or hospitality loyalty programs, with the remaining partners in the financial services, retail and coalition verticals. We believe there is significant opportunity to grow by expanding the number of loyalty program partners we have in other verticals, specifically financial services.

In addition, approximately 85% of our loyalty program partners are based out of either North America, Europe or the Middle East. While we currently have a broad set of relationships with travel-based programs in these regions, we believe there are substantial growth opportunities to add additional loyalty program partners, particularly in the Asia Pacific and South American loyalty markets.

HOW WE ANALYZE AND REPORT OUR RESULTS

Revenue and Direct Cost of Revenue

We principally generate transaction based revenue, with approximately 95% of our revenue resulting from a margin, commission, or fee earned by transacting loyalty currency across our platform. We categorize our revenue in two ways, Principal revenue and Other partner revenue.

Principal Revenue

Principal revenue groups together several streams of revenue that we earn from providing services to various loyalty programs and their customers.

Principal revenue is primarily earned from reseller transactions, where we sell loyalty program currency directly to program members at a retail rate while purchasing loyalty currency at a wholesale rate from the loyalty program partner. Our role as principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner and their members. Under a principal arrangement, we obtain control of the loyalty currency prior to transferring it to the customer, and we typically provide the loyalty program partner an annual revenue guarantee for the term of the commercial agreement. In addition, we pay for all credit card related fees and assume all credit risk by providing real-time fraud detection and risk mitigation services. We also have a substantial level of responsibility with respect to marketing, analytics, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal revenue in our condensed consolidated interim financial statements and represents the gross amount of the retail transaction collected from loyalty program members.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Also included in Principal revenue are service revenues earned for other transaction based services we provide to loyalty programs or their members, including the ability to transfer miles to other program members and certain services to improve customer experience. Lastly, Principal revenue includes recurring monthly hosting fees charged to loyalty program partners and other third parties on certain services. These fees are generally recognized evenly over the term of the commercial arrangement.

Other Partner Revenue

Other partner revenue is primarily transaction based revenue earned for facilitating the sale of loyalty currencies or other services to loyalty program members for which we take an agency role. We typically earn a commission on the gross amount of the retail transaction for loyalty currency sold to end consumers. In these arrangements, we typically take less risk in the relationship and have less control as it relates to the sale of loyalty currency to end consumers relative to our principal arrangements.

Transaction revenues also includes commissions or transaction fees earned on certain accrual and redemption based transactions that we facilitate through our platform on behalf of loyalty program partners and other third parties, including loyalty incented hotel bookings and car rentals, exchange transactions between two programs, and other online shopping activity.

Direct Cost of Revenue

Direct cost of revenue primarily consists of the wholesale cost we pay to loyalty program partners for loyalty currency that we purchase as part of our principal arrangements. In addition, direct cost of revenue includes transaction processing costs, including credit card fees and certain fraud management expenses under our principal arrangements and certain agency partnerships. Lastly, direct cost of revenue includes certain sales commissions for business development staff, commissions paid to third parties, and certain marketing expenses that are variable with revenue.

Since our direct costs of revenue are transaction based, they will generally increase or decrease in line with the growth in principal revenue. Our wholesale pricing for loyalty currency is negotiated on a partner by partner basis and is typically locked in for the duration of the contract term with the loyalty program. Direct costs of revenue can also fluctuate with marketing activity based on the amount and level of promotional campaigns we put into market.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Expenses

During the first quarter of 2021, we updated our expense classification to align the presentation with how we view our business internally and to make our reporting more relevant and comparable to other technology enabled platform companies. Under the current presentation, Employment costs, Marketing and communications, Technology services and Other operating expenses are now reclassified as Sales and marketing, Research and development and General and administrative. As part of this reclassification, Foreign exchange gain/loss is no longer included in Total operating expenses. The prior period comparatives have been reclassified to conform to the current period presentation. The reclassification did not result in a change in Income (Loss) before income taxes.

Sales and Marketing

Sales and marketing expenses consist primarily of employment costs, including share-based compensation expense and other personnel related expenses, for business development, marketing, account management, data analytics, partner delivery and other partner and customer facing functions. Other costs within sales and marketing include travel-related expenses, marketing agency and brand management costs, certain corporate overhead allocations and other general marketing expenses.

Research and Development

Research and development expenses consist primarily of employment costs, including share-based compensation expense and other personnel related expenses, for product-related functions including product management, engineering, web design and development and product delivery resources. These costs also include certain corporate overhead allocations.

General and Administrative

General and administrative expenses consist of employment costs, including share-based compensation expense and other personnel related expenses, for finance, accounting and treasury, legal, human resources, and the majority of our executive team. These costs also include corporate insurance, certain professional fees and software license costs, and other general corporate expenses.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, share-based compensation expense, foreign exchange and other one-time costs such as impairment charges. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Adjusted EBITDA is used by management to assess our operating performance and is used to determine components of management compensation. We believe the presentation of Adjusted EBITDA is useful to investors and analysts as a supplemental measure to evaluate our operating performance. This measure does not have any standardized meaning under IFRS, and other issuers may calculate Adjusted EBITDA differently.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Effective Margin

Effective margin is a non-GAAP ratio, which is calculated by dividing Adjusted EBITDA by Gross profit. We use Effective margin as a key internal measure of operating efficiency. This measure demonstrates our ability to generate profitability after we have funded operating expenses. Other issuers may calculate Effective Margin differently or use a different measure to assess operating efficiency.

IMPACTS OF COVID-19

Over a year since the onset of the COVID-19 pandemic, there continues to be uncertainty regarding the duration and severity of the pandemic and the ability to control resurgences worldwide. The longer term impacts on our business, our loyalty program partners' operations, and the broader travel industry is still difficult to assess.

The vast majority of our loyalty program partners operate in the travel industry and have seen their core operations materially impacted by the COVID-19 pandemic. The impact of continuing travel restrictions, bans and quarantine advisories globally have forced many of our partners, including airlines, hotels, online travel agencies, and other travel related partners, to curtail their operations and layoff or furlough employees, and to seek government support or raise capital through other means, in order to continue operations.

The COVID-19 pandemic had a significant adverse impact on our financial performance in 2020 and has continued to negatively impact our business in 2021. Since the middle of March 2020, our transaction levels and corresponding revenue and gross profit have been down significantly and are less predictable.

Before the COVID-19 pandemic, a significant portion of our transactional activity and resulting revenue and gross profit was generated from marketing campaigns where the purchase of loyalty currency by program members was not tied to an immediate redemption. The proportion of our activity resulting from this activity has increased even further since the onset of the pandemic and has been the primary driver of our financial performance during this time. While our overall transaction levels have significantly decreased since the beginning of the pandemic, our average transaction size has increased due to the higher proportion of marketing activity.

Our priority continues to be the safety and well-being of our employees while ensuring business continuity for our partners. Our staff have continued to work from home since March 2020, operating our business remotely and effectively with minimal impact on our operations.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

We implemented several measures at the onset of the pandemic to mitigate its impact on our business, preserve cash, and strengthen our overall liquidity. These initiatives included:

  Expense mitigation measures including pausing most hiring activity and significantly reducing discretionary spend and capital expenditures;
  Actively pursuing and participating in government subsidy programs where able, most notably the Canada Emergency Wage Subsidy program ("CEWS"); and
  Suspending future share buyback activity under our Normal Course Issuer Bid ("NCIB") and significantly reducing the funding of our restricted share unit ("RSU") plan.

In addition to the above measures, we amended our credit facility in the fourth quarter of 2020 to adapt it to better address the impact of COVID-19. See "Liquidity and Capital Resources" below for more details.

The actions we have taken to manage our business during the pandemic were intended to strike a balance between dealing with the challenges of the pandemic while establishing as much capacity to accelerate growth when travel restrictions are lifted and the economic environment improves. For this reason, we kept our resource levels relatively flat with pre-pandemic levels to maintain capacity to deploy to loyalty program partners and service to market.

Our performance during the quarter ended June 30, 2021 represents our highest quarterly performance over the last five quarters for revenue, gross profit, and Adjusted EBITDA and the third straight quarter of sequential growth. As we have gained more confidence in our performance and generated stronger financial results to date in 2021, we started to ease some of the spending restrictions we put in place at the onset of the pandemic. With that said, it is still challenging to assess whether we will continue to grow or reliably estimate the impact of COVID-19 on our business for the remainder of 2021. While some governments have started to relax COVID-19 restrictions and vaccine distributions have progressed over the last several months, there remains uncertainty around when remaining government restrictions may be lifted, if additional restrictions may be put in place, the timing of distribution of the vaccines globally, the impacts of new variants, and if there are any lasting changes in consumer spending and travel behaviour. At this time, based on our available liquidity and internal scenario planning, we believe we have sufficient liquidity to operate under multiple recovery scenarios. We continue to monitor the impact of COVID-19 on our business, financial condition and operations, and on the broader travel industry. Refer to the "Risks and Uncertainties" section of our December 31, 2020 year end MD&A.

Q2 2021 AND RECENT BUSINESS HIGHLIGHTS

New Partners Added

  In April, we launched a new partnership with Mashreq Bank, a leading financial institution in the United Arab Emirates, to allow members of the Mashreq's Salaam program to exchange their points into Emirates Skywards miles.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS
  In May, we signed a long term and multi service agreement with a prominent carrier in the Asia-Pacific region. These services are expected to launch in the second half of 2021.
  In June, we launched our Exchange service with Bilt Rewards, a rewards program that allows renters to earn points on rent and build a path towards homeownership.

Expanded Partnerships:

  In April, we announced the Rapid Rewards Subscription Plan with Southwest Airlines, allowing members to build towards a predetermined rewards balance through monthly points deposits.
  In May, we expanded our partnership with the Qatar Airways Privilege Club program with two additional services. First, we launched Hotel & Car Rewards, which enables members to earn and redeem their miles on hotel bookings or car rentals. We also launched our Accelerate Anything service for Privilege Club members.
  In June, we facilitated a new integration between Frontier Airlines and meal kit delivery service Home Chef, further developing the Home Chef deployment after its pre-pandemic launch.
  In July, we deployed our Accelerate Anything service with the Etihad Guest program. The Accelerate Anything service allows members to accelerate their current miles balance - regardless of how these miles were earned. Etihad is the third loyalty program partner in the growing Middle East region to take advantage of this new capability.
  Just after the quarter end, we expanded exchange opportunities across the platform. In July, we increased the number of exchange options with Citi Thankyou Rewards, initiating real time exchange availability with the American Airlines AAdvantage program. In August, we added Air Canada's Aeroplan program as an additional exchange option with the Chase Ultimate Rewards program.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following information is provided to give context for the broader comments elsewhere in this MD&A.

	For the three months ended
(In thousands of US dollars, except share and per share amounts) (Unaudited)	June 30, 2021	June 30, 2020	$ Variance	% Variance
Principal revenue	$96,946	$35,801	$61,145	171%
Other partner revenue	6,063	5,106	957	19%
Total revenue	103,009	40,907	62,102	152%
Gross profit	12,309	6,988	5,321	76%
Total operating expenses	11,612	10,590	1,022	10%
Finance and other income	65	57	8	14%
Adjusted EBITDA[1]	3,388	299	3,089	1,033%
Effective margin[1]	28%	4%
Net income (loss)	$452	$(3,325)	$3,777	(114%)
Earnings (Loss) per share
Basic	$0.03	$(0.25)	$0.28	(112%)
Diluted	$0.03	$(0.25)	$0.28	(112%)
Weighted average shares outstanding
Basic	14,926,400	13,224,332	1,702,068	13%
Diluted	15,207,955	13,224,332	1,983,623	15%
Total assets	$128,908	$143,335	$(14,427)	(10%)
Total liabilities	71,265	107,280	(36,015)	(34%)
Total shareholders' equity	$57,643	$36,055	$21,588	60%

1 Refer to the "Non-GAAP financial measures" section for explanation and reconciliation to closest GAAP figure.

	For the six months ended
(In thousands of US dollars, except share and per share amounts) (Unaudited)	June 30, 2021	June 30, 2020	$ Variance	% Variance
Principal revenue	$157,188	$111,671	$45,517	41%
Other partner revenue	10,846	11,909	(1,063)	(9%)
Total revenue	168,034	123,580	44,454	36%
Gross profit	21,309	20,815	494	2%
Total operating expenses	21,820	23,129	(1,309)	(6%)
Finance and other income	119	246	(127)	(52%)
Adjusted EBITDA[1]	4,581	3,904	677	17%
Effective margin[1]	21%	19%
Net loss	$(640)	$(2,207)	$1,567	(71%)
Loss per share
Basic	$(0.05)	$(0.17)	$0.12	(71%)
Diluted	$(0.05)	$(0.17)	$0.12	(71%)
Weighted average shares outstanding
Basic	14,100,243	13,218,766	881,477	7%
Diluted	14,100,243	13,218,766	881,477	7%
Total assets	$128,908	$143,335	$(14,427)	(10%)
Total liabilities	71,265	107,280	(36,015)	(34%)
Total shareholders' equity	$57,643	$36,055	$21,588	60%

1 Refer to the "Non-GAAP financial measures" section for explanation and reconciliation to closest GAAP figure.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue, Direct Cost of Revenue, and Gross Profit

	For the three months ended
(In thousands of US dollars) (unaudited)	June 30, 2021	June 30, 2020	$ Variance	% Variance
Principal revenue	$96,946	$35,801	$61,145	171%
Other partner revenue	6,063	5,106	957	19%
Total revenue	103,009	40,907	62,102	152%
Less:
Direct cost of revenue	90,700	33,919	56,781	167%
Gross profit	$12,309	$6,988	$5,321	76%
Percentage of total revenues	12%	17%

	For the six months ended
(In thousands of US dollars) (unaudited)	June 30, 2021	June 30, 2020	$ Variance	% Variance
Principal revenue	$157,188	$111,671	$45,517	41%
Other partner revenue	10,846	11,909	(1,063)	(9%)
Total revenue	168,034	123,580	44,454	36%
Less:
Direct cost of revenue	146,725	102,765	43,960	43%
Gross profit	$21,309	$20,815	$494	2%
Percentage of total revenues	13%	17%

Our Total revenue, Direct cost of revenue, and Gross profit continue to be significantly impacted by the COVID-19 pandemic. While our financial results in the second quarter of 2021 remained below pre-COVID levels, Total revenue and Gross profit generated in the second quarter represented improved performance relative to previous quarters in the pandemic and the third consecutive quarter of sequential quarterly revenue and gross profit growth.

Total revenue for the three months ended June 30, 2021 was $103,009, an increase of 152% over the comparable period in 2020. For the six months ended June 30, 2021, Total revenue was $168,034, an increase of 36% over the comparable prior year period. The majority of the Total revenue increase was  driven by Principal revenue, which increased 171% and 41% for the three and six months ended June 30, 2021, respectively, over the comparable prior year periods. The year-over-year increases in revenue were primarily driven by improved transaction metrics across most of our partnerships, predominantly with US airline and hotel loyalty program partners. These partnerships benefitted from the gradual easing of travel restrictions in some of our core geographic markets beginning at the end of the first quarter of 2021. This improvement was reflected in both the performance of our marketing campaigns and in our non-promotional activity which is more closely associated with near term travel activity.

Direct cost of revenue in the three and six months ended June 30, 2021 increased 167% and 43% respectively, relatively in line with the increase in Principal revenue.  Gross profit was $12,309 in the second quarter of 2021, an increase of 76% over the comparable prior year period of $6,988. The year-over-year increase in Gross profit in the second quarter of 2021 was due to improved transaction metrics across most partnerships, resulting from the easing of some travel restrictions in our core markets, the larger negative impact of COVID-19 had on our results and the broader travel industry in the prior year quarter, and the contribution of new partner and product launches over the last twelve months. Gross profit for the six months ended June 30, 2021 was relatively flat with the comparable prior year period, increasing 2% to $21,309. Results for the comparable prior year six-month period ended June 30, 2020 benefitted from over two months of activity that were not impacted by the COVID-19 pandemic.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Gross profit as a percentage of revenues was 12% and 13% for the three and six months ended June 30, 2021, respectively, compared to 17% in the comparable prior year periods. The year-over- years decreases were largely due to the relative mix of principal and agency revenues relative to the prior year period, as well as a higher proportion of revenues driven by promotional activity which impacted per unit economics.

Operating Expenses

	For the three months ended
(In thousands of US dollars) (unaudited)	June 30, 2021	June 30, 2020	$ Variance	% Variance
Sales and marketing	$4,270	$2,810	$1,460	52%
Research and development	2,932	2,334	598	26%
General and administrative	3,373	2,389	984	41%
Depreciation and amortization	1,037	1,259	(222)	(18%)
Impairment charges	-	1,798	(1,798)	(100%)
Total operating expenses	$11,612	$10,590	$1,022	10%

	For the six months ended
(In thousands of US dollars) (unaudited)	June 30, 2021	June 30, 2020	$ Variance	% Variance
Sales and marketing	$7,830	$7,331	$499	7%
Research and development	5,462	5,962	(500)	(8%)
General and administrative	6,074	5,530	544	10%
Depreciation and amortization	2,454	2,508	(54)	(2%)
Impairment charges	-	1,798	(1,798)	(100%)
Total operating expenses	$21,820	$23,129	$(1,309)	(6%)

For the three months ended June 30, 2021, we incurred total operating expenses of $11,612, an increase of $1,022 or 10% over the prior year period. The year-over-year increase was primarily driven by reduced wage subsidies collected in the current quarter, the partial easing of some spending restrictions we put in place at the outset of the pandemic due to our improved performance, and to a lesser extent, the impact of a strengthening Canadian dollar relative to the US dollar.  In the second quarter of 2021, we recorded a benefit from wage subsidies that reduced operating expenses by $648 in the period, compared to $2,273 in the prior year period. These increases more than offset the impact of a $1,798 impairment charge we incurred in the second quarter of 2020 related to the legacy Points Travel operating segment, including the write-down of goodwill, right-of-use assets, and other assets attributable to the legacy Points Travel segment.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

For the six months ended June 30, 2021, we incurred total operating expenses of $21,820, a decrease of $1,309 or 6% over the comparable prior year period. The year-over-year decrease was largely the result of the prior year impairment charge incurred in the prior year quarter. Excluding the impact of the impairment charge, total operating expenses increased $489 or 2% over the six months ended June 30, 2020. The year-over-year increase was primarily driven by reduced wage subsidies collected, the partial easing of some spending restrictions we put in place at the outset of the pandemic due to our improved performance, and to a lesser extent, the impact of a strengthening Canadian dollar relative to the US dollar. In the six months ended June 30, 2021, we recorded a benefit from wage subsidies that reduced operating expenses by $1,854 compared to $2,273 in the comparable prior year period.

Since the onset of the COVID-19 pandemic, we have been participating in wage subsidy programs, most notably the CEWS program, which provides additional payroll funding for businesses that have been impacted by COVID-19. While the CEWS subsidy has been extended through to September 2021, at this time, we do not anticipate collecting any further wage subsidies based on our financial performance and the eligibility criteria. As we have gained more confidence in our financial performance and underlying transaction metrics to date in 2021, we have started to gradually ease some of the spending restrictions on discretionary spend we put in place at the outset of the pandemic. We continue to monitor expenses against our performance and continue to realize cost savings as a result of decreased travel and other expenses that we would have typically incurred before the COVID-19 pandemic.

Sales and Marketing

Sales and marketing expenses for the three months ended June 30, 2021 increased $1,460 or 52% compared to the prior year quarter. The increase from the prior year period was largely the result of the aforementioned easing of some of the spending restrictions we put in place at the outset of the pandemic and lower wage subsidies collected during the quarter relative to the prior year period.  During the second quarter of 2021, we recorded a benefit related to wage subsidies of $168 that was recorded as an offset to Sales and marketing expenses compared to $981 recorded in the prior year quarter. Included in Sales and marketing expenses in the second quarter of 2021 was share-based compensation expenses of $397 compared to $217 in the prior year quarter.

For the six months ended June 30, 2021, Sales and marketing expenses were $7,830, an increase of $499 or 7% over the comparable prior year period. The increase from the prior year period was largely the result of the aforementioned easing of some of the spending restrictions we put in place at the outset of the pandemic, and lower wage subsidies collected.  During the six months ended June 30, 2021, we recorded a benefit related to wage subsidies of $708 that was recorded as an offset to Sales and marketing expenses compared to $981 recorded in the prior year quarter. Included in Sales and marketing expenses in the six month period ended June 30, 2021 was share-based compensation expenses of $638 compared to $428 in the comparable prior year period.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Research and Development

Research and development expenses for the three months ended June 30, 2021 increased $598 or 26% compared to the prior year quarter. The increase from the prior year period was largely the result of lower wage subsidies collected during the quarter, and to a lesser extent, higher share-based compensation expenses.  During the second quarter of 2021, we recorded a benefit related to wage subsidies of $413 that was recorded as an offset to Research and Development expenses compared to $852 recorded in the prior year quarter. Included in Research and development expenses in the second quarter of 2021 was share-based compensation expenses of $258 compared to $154 in the prior year quarter.

Research and development expenses for the six months ended June 30, 2021 decreased $500 or 8% compared to the prior year period. The decrease from the prior year period was largely the result of the spending restrictions we put in place at the onset of the pandemic, including a temporary pause on hiring and lower office related expense compared to the prior year period. During the six months ended June 30, 2021, we recorded a benefit related to wage subsidies of $822 that was recorded as an offset to Research and Development expenses compared to $852 recorded in the comparable prior year period. Included in Research and development expenses for the six months ended June 30, 2021 was share-based compensation expenses of $326 compared to $408 in the comparable prior year period.

General and Administrative

General and administrative expenses for the three months ended June 30, 2021 increased $984 or 41% compared to the prior year quarter. The increase from the prior year period was largely due to increased share-based compensation, lower wage subsidies collected during the quarter, and the gradual easing of the some of the spending restrictions we put in place at the beginning of the pandemic. During the second quarter of 2021, we recorded a benefit related to wage subsidies of $67 that was recorded as an offset to General and Administrative expenses compared to $440 recorded in the prior year quarter. Included in General and administrative expenses in the second quarter of 2021 was share-based compensation expenses of $934, compared to $416 in the prior year quarter.

General and administrative expenses for the six months ended June 30, 2021 increased $544 or 10% compared to the prior year period. The increase from the prior year period was largely due to increased share-based compensation expenses in the current year period. During the six month period ended June 30, 2021, we recorded a benefit related to wage subsidies of $324 that was recorded as an offset to General and Administrative expenses compared to $440 recorded in the prior year period. Included in General and administrative expenses for the six months ended June 30, 2021 was share-based compensation expenses of $1,555, compared to $830 in the comparable prior year period.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Depreciation and Amortization

During the second quarter of 2021, Depreciation and amortization expense was $1,037, a decrease of $222 or 18% compared to the second quarter of 2020. For the six month period ended June 30, 2021, Depreciation and amortization expense was relatively flat with the comparable prior year period, decreasing slightly by 2% to $2,454.

Impairment Charges

The outbreak of COVID-19 had a significant negative impact on our transactional volumes and revenue in the second quarter of 2020. In particular, our legacy Points Travel segment experienced the largest negative impact. As at June 30, 2020, it was determined that the recoverable amount of the legacy Points Travel CGU was lower than the carrying amount. As a result, we recorded an impairment charge of $1,798 in the second quarter of 2020, including the write-down of goodwill of $1,449, right-of-use assets of $150, prepaid expenses and other assets of $172 and intangible assets of $27. The primary cause for the impairment was the severe downturn in the travel industry as a result of the COVID-19 pandemic, operating results during the second quarter of 2020 was lower than expectations and the updated travel industry forecasts were projecting a longer recovery period than what was originally expected at the beginning of the pandemic.

Other Income and Expenses

	For the three months ended
(In thousands of US dollars) (unaudited)	June 30, 2021	June 30, 2020	$ Variance	% Variance
Foreign exchange loss (gain)	$84	$(80)	$164	(205%)
Finance and other income	(65)	(57)	(8)	14%
Finance costs	81	280	(199)	(71%)
Income tax expense (recovery)	$145	$(420)	$565	(135%)

	For the six months ended
(In thousands of US dollars) (unaudited)	June 30, 2021	June 30, 2020	$ Variance	% Variance
Foreign exchange loss (gain)	$311	$(118)	$429	(364%)
Finance and other income	(119)	(246)	127	(52%)
Finance costs	207	368	(161)	(44%)
Income tax recovery	$(270)	$(111)	$(159)	143%

Foreign exchange gain/loss

We are exposed to Foreign Exchange ("FX") risk as a result of transactions in currencies other than our main functional currency, the US dollar. Unrealized FX gains and losses arise from the revaluation of our balance sheet at the period end rate and realized FX gains and losses arise from the settlement of non-US dollar transactions, which are recorded in the condensed consolidated interim statements of comprehensive income (loss) for the period. We hold balances in foreign currencies (e.g., non-US dollar denominated cash, funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and deposits) that give rise to exposure to FX risk.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

The majority of our revenues in the second quarter of 2021 were transacted in US dollars. We also generate revenues in EUROs, British Pounds, and other currencies. The direct cost of revenue is primarily denominated in the same currency as the revenue earned, minimizing the FX exposure related to these currencies. Operating expenses are incurred predominantly in Canadian dollars, exposing us to FX risk. We enter into FX forward contracts to mitigate our exposure to the Canadian dollar.

For the quarter ended June 30, 2021, we recorded a foreign exchange loss of $84 compared to a foreign exchange gain of $80 in the comparable prior year period. For the six month period ended June 30, 2021, we recorded a foreign exchange loss of $311 compared to a foreign exchange gain of $118 in the comparable prior year period.  Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates and non-USD balances held.

Finance and other income

Finance and other income consist of interest earned on cash and cash equivalents and rent subsidies. Finance and other income for the second quarter of 2021 was $65 compared to $57 in the prior year quarter, relatively flat compared to the prior year quarter. For the six months ended June 30, 2021, Finance and other income was $119, a decrease of $127 or 52%. The year-over-year decrease was primarily due to a decline in short term interest rates which started at the beginning of the COVID-19 pandemic in March 2020.

Finance costs

Finance costs mainly consist of interest expense related to lease liabilities, standby fees and interest expense on the credit facility.  Finance costs for the second quarter of 2021 was $81, a decrease of $199 or 71% over the prior year period, due largely to the repayment of remaining borrowings on our credit facility in the first quarter of 2021. Similarly, Finance costs decreased $161 or 44% in the six months ended June 30, 2021 relative to the comparable prior year period, due to lower interest charges related to lower borrowings during the period and the repayment of borrowings in March 2021.

Income tax expense (recovery)

We are subject to income tax in multiple jurisdictions and assess our taxable income to ensure eligible tax deductions are fully utilized. For the second quarter of 2021, we recorded an income tax expense of $145 compared to income tax recovery of $420 in the comparable prior year period. The change was primarily attributable to an increase in income before tax. For the six months ended June 30, 2021, we recorded an income tax recovery of $270 compared to income tax recovery of $111 in the comparable prior year period. The change was due to an increase in taxable loss over the prior year, as the impairment charge of $1,798 recorded in the second quarter of 2020 was non-taxable.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Net income (loss) and earnings (loss) per share

We generated Net income of $452 for the three months ended June 30, 2021 compared to Net loss of $3,325 in the comparable prior year period.  The increase in Net income from the comparable prior year period was primarily due to an increase in Adjusted EBITDA generated in the second quarter of 2021 and an impairment charge of $1,798 recorded in the prior year quarter. For the six months ended June 30, 2021, we recorded a Net loss of $640 compared to a Net loss of $2,207 in the prior year period. The reduction in Net loss from the comparable prior year period was primarily due to an increase in Adjusted EBITDA generated in current year period and the impairment charge of $1,798 recorded in the second quarter of 2020.

Basic earnings per share are calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 14,926,400 common shares for the quarter ended June 30, 2021, compared with 13,224,332 common shares for the quarter ended June 30, 2020. The weighted average number of outstanding common shares for diluted earnings per share was 15,207,955 common shares for the quarter ended June 30, 2021, compared with 13,224,332 common shares for the quarter ended June 30, 2020. The increase in weighted average number of outstanding common shares over the prior year quarter was mainly due to the public offering of 1,687,510 common shares in March 2021. Basic and diluted earnings per share was $0.03 for the second quarter of 2021 compared to basic and diluted loss per share of $0.25 for the comparable prior year period.

The weighted average number of outstanding common shares for basic and diluted loss per share for the six month period ended June 30, 2021 was 14,100,243 common shares, compared with 13,218,766 common shares in the prior year period. The increase in weighted average number of outstanding common shares over the comparable prior year period was mainly due to the public offering of 1,687,510 common shares in March 2021. Basic and diluted loss per share was $0.05 for the six month period ended June 30, 2021, compared to basic and diluted loss per share of $0.17 for the comparable prior year period.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA and Effective Margin

We have reconciled Adjusted EBITDA to the most comparable IFRS measure as follows:

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
(In thousands of US dollars) (unaudited)	June 30, 2021	June 30, 2020	$ Variance	% Variance
Net income (loss)	$452	$(3,325)	$3,777	(114%)
Income tax expense (recovery)	145	(420)	565	(135%)
Finance costs	81	280	(199)	(71%)
Depreciation and amortization	1,037	1,259	(222)	(18%)
Foreign exchange loss (gain)	84	(80)	164	(205%)
Share-based compensation expense	1,589	787	802	102%
Impairment charges	-	1,798	(1,798)	(100%)
Adjusted EBITDA	$3,388	$299	$3,089	1,033%

	For the six months ended
(In thousands of US dollars) (unaudited)	June 30, 2021	June 30, 2020	$ Variance	% Variance
Net loss	$(640)	$(2,207)	$1,567	(71%)
Income tax recovery	(270)	(111)	(159)	143%
Finance costs	207	368	(161)	(44%)
Depreciation and amortization	2,454	2,508	(54)	(2%)
Foreign exchange loss (gain)	311	(118)	429	(364%)
Share-based compensation expense	2,519	1,666	853	51%
Impairment charges	-	1,798	(1,798)	(100%)
Adjusted EBITDA	$4,581	$3,904	$677	17%

For the three months ended June 30, 2021, Adjusted EBITDA was $3,388, increased $3,089 over the comparable prior year period, largely due to increased Gross profit generated in the current period, partially offset by higher operating expenses.

For the six months ended June 30, 2021, Adjusted EBITDA was $4,581, increased $677 over the comparable prior year period. The year-over-year increase in Adjusted EBITDA was due to increased Gross profit generated in the current period and lower operating expenses.

The increase in Adjusted EBITDA was the primary driver in our effective margin increases relative to the prior year periods. Our Effective margin for the second quarter of 2021 was 28%, compared to 4% for the prior year quarter. For the six months ended June 30, 2021, effective margin was 21% compared to 19% in the prior year period.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars)(Unaudited)	June 30, 2021	Dec 31, 2020	$ Variance	% Variance
Cash and cash equivalents	$85,855	$73,070	$12,785	17%
Cash held in trust	1,973	280	1,693	605%
Funds receivable from payment processors	6,719	5,795	924	16%
Total funds available	$94,547	$79,145	$15,402	19%

Our sources of liquidity are primarily our total funds available, cash provided from operating activities, and any borrowings we may make under our credit facility. Total funds available, which we calculate as cash and cash equivalents, funds receivable from payment processors and cash held in trust was $94,547 as at June 30, 2021 compared to $79,145 at year end 2020. As at December 31, 2020, cash and cash equivalents included borrowings of $15,000 on our senior secured credit facility. The increase in total funds available during the six month period ended June 30, 2021 was primarily due to the closing of our equity offering in March for net proceeds of $23,275, and to a lesser extent, higher gross sales activity at the end of the second quarter of 2021 relative to the end of 2020, partially offset by the repayment of $15,000 on the senior secured credit facility. Total funds available can fluctuate period to period and are primarily impacted by the level of sales activity during the quarter, the timing of partner payments, and the timing of receipts from our payment processors.

Historically, we have been able to generate sufficient cash through normal course operations to fund capital expenditure needs, current operating and working capital requirements, purchases of shares under our NCIB and purchases of shares held in trust for future settlement of RSUs. Our ability to generate sufficient cash flows and/or obtain additional sources of funding may be affected by the risks and uncertainties discussed within this and our 2020 year end MD&A.

Based on our operating experience during the COVID-19 pandemic so far and projections for the pandemic put out by various institutions, governments, agencies, and our internal scenario planning, we believe that we have sufficient liquidity to operate under various recovery scenarios.

Equity Financing

In March 2021, we completed an underwritten public offering of 1,687,510 shares at a price of CA$18.75 per share, for aggregate gross proceeds of $25,129, which includes the exercise in full by the underwriters of their over-allotment option. After deduction of the underwriters' fees and expenses of the offering, net proceeds were $23,275.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Credit Facility

On December 10, 2019, we entered into a $50,000 senior secured revolving credit facility with the Royal Bank of Canada and The Bank of Nova Scotia. This credit facility is available for general corporate purposes, including the financing of working capital, capital expenditures, and acquisitions. The credit facility has a three-year maturity with no fixed repayment dates prior to the end of the three-year term ending December 10, 2022. Borrowings under the credit facility are secured by a first charge over substantially all of our assets. Depending on the type of advance, interest rates under the credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), London Interbank Offered Rate (LIBOR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 0.75% to 2.00%.

On November 23, 2020, we entered into an agreement with our lenders to amend our existing senior secured credit facility (the "Amendment") to provide covenant relief through June 30, 2021. The Amendment suspended the testing of financial covenants for three quarters, beginning with the quarter ended December 31, 2020 through to the end of June 2021. Under the terms of the Amendment, the net senior leverage ratio, the interest coverage ratio, and the fixed charge coverage ratio, were replaced through to June 30, 2021 with a Minimum Adjusted EBITDA and a Minimum Liquidity test, where we further agreed to extend the Minimum Adjusted EBITDA test two additional quarters. In addition, we agreed to reduce the facility size from $50,000 to $40,000. We also agreed to not initiate any purchases under our NCIB and to restrict payments related to our RSU plan up to June 30, 2021. The amended credit facility also included an anti-cash hoarding clause, which required a repayment of excess cash borrowings when our unrestricted cash and cash equivalents, plus amounts receivable from payment processors less amounts owing to loyalty partners, exceeded $25,000. Beginning in the third quarter of 2021, this amount will be increased to $30,000. Drawdowns and advances under the amended credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), London Interbank Offered Rate (LIBOR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 1.75% to 2.75%. The LIBOR is set to be phased out by the end of 2021. Under the Amendment, we have negotiated with the lenders to replace LIBOR with the Secured Overnight Financing Rate ("SOFR") as the expected benchmark replacement. The benchmark replacement will be effective at the public statement release by the Benchmark Administrator, with the option for us to early adopt with the approval of the lenders.

As at June 30, 2021, we did not have any borrowings on the credit facility and we were compliant with all covenants. The covenant relief that we obtained as part of the amendment of our credit facility expired at the end of the second quarter of 2021.

Normal Course Issuer Bid

On September 9, 2020, we renewed our NCIB program to repurchase for cancellation up to 661,370 common shares, representing approximately 5% of our issued and outstanding common shares as of August 31, 2020. In connection with this, we also renewed our Automatic Share Purchase Plan. While we are currently not active in the market and do not intend to be in the near term, the renewal positions us to initiate activity if and when we have better visibility on the shape and timing of recovery from the COVID-19 pandemic. Under the terms of our credit facility amendment, we had agreed to not initiate any repurchases under our NCIB program up to and including June 30, 2021.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

In August 2021, the board of directors approved an NCIB to repurchase up to 5% of our issued and outstanding common shares (the "Repurchase"). We intend to enter into an automatic share purchase plan with a broker in order to facilitate the Repurchase. The Repurchase is subject to approval by the TSX and is expected to commence in September 2021. Our previous NCIB commenced on September 9, 2020 and will terminate on September 8, 2021. While we have not been active with buying back stock since the onset of the pandemic and do not intend to be in the near term, the Repurchase positions us to initiate activity opportunistically as part of our capital allocation program.

Sources and Uses of Cash

	For the three months ended
(In thousands of US dollars) (Unaudited)	June 30, 2021	June 30, 2020	$ Variance	% Variance
Operating activities	$4,211	$59	$4,152	7,037%
Investing activities	(553)	(537)	(16)	3%
Financing activities	(2,426)	(5,312)	2,886	(54%)
Effects of exchange rates	(59)	(136)	77	(57%)
Change in cash and cash equivalents	$1,173	$(5,926)	$7,099	(120%)

	For the six months ended
(In thousands of US dollars) (Unaudited)	June 30, 2021	June 30, 2020	$ Variance	% Variance
Operating activities	$8,723	$(2,855)	$11,578	(406%)
Investing activities	(1,009)	(1,444)	435	(30%)
Financing activities	5,058	32,208	(27,150)	(84%)
Effects of exchange rates	13	717	(704)	(98%)
Change in cash and cash equivalents	$12,785	$28,626	$(15,841)	(55%)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from the sale of loyalty currency to program members through the services we offer and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities may vary significantly between periods due to changes in working capital balances, the timing of our promotional activity and partner payments, and the timing of receipts from our payment processors. Cash flows provided by operating activities were $4,211 and $8,723 for the three and six month periods ended June 30, 2021 respectively, driven mostly by an increase in sales activity relative to the end of 2020.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Investing Activities

Cash flows used in investing activities during the quarter ended June 30, 2021 was $553, relatively stable with the prior year quarter. Cash flows used in investing activities for the six month period ended June 30, 2021 was $1,009, decreased by $435 over the comparable prior year period. Investing activities in 2021 primarily related to the purchase of software and internally developed intangible assets, including development efforts focused on creating new capabilities to our existing products and services.

Financing Activities

Cash flows used in financing activities during the quarter ended June 30, 2021 was $2,426, which was largely due to cash used to fund our RSU plan to satisfy settlements during the period. In the prior year quarter, cash flows used in financing activities were $5,312, which predominantly consisted of a repayment of $5,000 on our senior secured credit facility.

For the six months ended June 30, 2021, cash flows provided by financing activities were $5,058, which was primarily driven by net proceeds of $23,275 received from our public share offering which closed on March 29, 2021, partially offset by the repayment of $15,000 of borrowings under our senior credit facility during the first quarter of 2021 and withholding taxes paid on the net settlement of RSUs of $2,301. In the six months ended June 30, 2020, cash flows provided by financing activities were $32,208, which predominantly consisted of a drawdown of $40,000 from our senior secured credit facility in March 2020, partially offset by a subsequent repayment of $5,000 in the second quarter of 2020. Financing activities in the prior year six month period also included the repurchase of 67,483 common shares for cancellation under our NCIB for $1,042 and withholding taxes paid on the net settlement of RSUs of $1,180. Since the second half of March 2020 and as a response to the COVID-19 pandemic, we suspended all share buybacks under the NCIB indefinitely and reduced our funding levels of our RSU plan relative to pre-COVID levels.

Contractual Obligations and Commitments

(In thousands of US dollars) (Unaudited)	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
Direct cost of revenue(1)(2)	$326,312	$51,659	$122,899	$117,798	$33,956	$-

(1) For certain loyalty partners, we guarantee a minimum level of points/miles purchases for each contract year, over the duration of the contract term with the loyalty partner.  We evaluate each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

Our principal revenue obligations represent contractual commitments on the minimum value of transactions processed over the term of our agreements with certain loyalty program partners. Under this type of guarantee, in the event that the sale of loyalty program currencies is less than the guaranteed amounts, we would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. We fund our principal revenue obligations through working capital.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

While the COVID-19 pandemic could have a significant adverse impact on our ability to meet the minimum value of transactions we have committed to in certain contracts with our loyalty program partners, at this time, we do not believe there will be a significant impact on our liquidity in the event where revenue guarantees are not met due to certain contractual provisions in our contracts. However, this may change depending on the length, severity and potential outcomes of the COVID-19 pandemic, and we will continue to monitor business performance in the context of these commitments.

Financial Instruments

We have customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in FX exchange rates. We are primarily exposed to the Canadian dollar, the EURO, Japanese Yen and the British Pound. Revenues earned from our partners based in Canada are contracted in and paid in Canadian dollars. We use these funds to fund the Canadian operating expenses thereby reducing our exposure to foreign currency fluctuations.

As part of our risk management strategy, we enter into FX forward contracts extending out to approximately one year to reduce the FX risk with respect to Canadian dollar denominated disbursements. These contracts have been designated as cash flow hedges. We do not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative's gain or loss is recognized in net income. For the three-month period ended June 30, 2021, we reclassified a gain of $303, net of tax, from other comprehensive loss into net income (2020 - reclassified a loss of $191, net of tax, from other comprehensive income into net loss). On a year-to-date basis, we reclassified a gain of $534, net of tax, from other comprehensive loss into net loss (2020 - reclassified a loss of $264, net of tax, from other comprehensive loss into net loss). The cash flow hedges were effective for accounting purposes during the three and six month period ended June 30, 2021. Realized gains from our hedging activities in the three and six months ended June 30, 2021 were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

As at June 30, 2021, forward contracts with a notional value of $21,840 (December 31, 2020 - $18,830) and in a net asset position of $619 (December 31, 2020 - net asset position of $827), with settlement dates extending to June 2022, have been designated as cash flow hedges for hedge accounting treatment under IFRS 9, Financial Instruments. These contracts are intended to reduce the FX risk with respect to anticipated Canadian dollar denominated expenses.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Exercise of Share Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 4,053 shares.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at the date of the MD&A

Security Type (Unaudited)	Date of Expiry	Number	Exercise Price (CAD$)
Option	Aug 22, 2021	4,053	$ 10.54
Total		4,053

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

BALANCE SHEET

(In thousands of US dollars) (Unaudited)
Consolidated Balance Sheet Data as at	June 30, 2021	Dec 31, 2020
Cash and cash equivalents	$85,855	$73,070
Cash held in trust	1,973	280
Funds receivable from payment processors	6,719	5,795
Accounts receivable	5,950	3,559
Prepaid taxes	668	1,760
Prepaid expenses and other assets	4,046	3,075
Total current assets	$105,211	$87,539
Property and equipment	1,186	1,529
Right-of-use assets	1,460	1,862
Intangible assets	11,513	12,130
Goodwill	5,681	5,681
Deferred tax assets	3,655	3,087
Other assets	202	202
Total non-current assets	$23,697	$24,491
Total assets	$128,908	$112,030

Accounts payable and accrued liabilities	$5,010	$5,766
Income taxes payable	668	489
Payable to loyalty program partners	61,860	50,629
Current portion of lease liabilities	1,188	1,156
Current portion of other liabilities	940	847
Current portion of long term debt	-	3,500
Total current liabilities	$69,666	$62,387

Long term debt	-	11,500
Lease liabilities	605	1,136
Other liabilities	43	57
Deferred tax liabilities	951	1,731
Total non-current liabilities	$1,599	$14,424
Total shareholders' equity	$57,643	$35,219
Total liabilities and shareholder's equity	$128,908	$112,030

Cash and cash equivalents

Cash and cash equivalents balance increased $12,785 compared to the end of 2020. The increase in cash and cash equivalents was largely due to net proceeds of $23,275 received from our public share offering in March 2021 and an increase in sales activity relative to the end of 2020, partially offset by the repayment of $15,000 of borrowings from our senior credit facility.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash held in trust

Cash held in trust represents funds received from customers, primarily Canadian, not yet remitted to service providers for the travel related products in accordance with certain geographic regulatory requirements. As at June 30, 2021, the balance for cash held in trust was $1,973, an increase of $1,693 compared to the end of 2020, mainly due to the increase in transaction volumes in the travel related products compared to year end 2020.

Funds receivable from payment processors

Funds receivable from payment processors represents the gross value of retail transactions, or gross sales, charged to and paid by end consumers that are held with our payment processors. On average, cash collected from end consumers is typically deposited into our bank accounts by our payment processors two days from the date of sale.  This balance increased $924 compared to the end of 2020, which is largely attributable to the volume of sales activity at the end of the period relative to the end of the prior year period, as well as the timing of receipts from our payment processors. In general, this balance can vary significantly depending on the timing and richness of promotional activity at the end of a given period. Generally, if the end of a period contains a high level of promotional activity, the receivable from payment processors balance will be higher relative to a period with lower promotional activity at the end of a period.

Accounts receivable

Accounts receivable increased $2,391 compared to the end of 2020. The increase was primarily due to higher receivables from certain loyalty programs and platform partners due to increase in transactional activity compared to 2020 year end.

Prepaid taxes

Prepaid taxes decreased by $1,092 compared to the end of 2020, mainly due to a refund received related to prior year and an increase in income before tax.

Prepaid expenses and other assets

Prepaid expenses and other assets increased by $971 compared to the end of 2020, mainly due to an increase in deposits held with vendors.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Right-of-use assets

Right-of-use assets decreased by $402 compared to the end of 2020 due to depreciation, partially offset by the addition of right-of-use assets during the year.

Deferred tax assets

Deferred tax assets were $3,655 as at June 30, 2021, an increase of $568 compared to the end of 2020.  We expect to recover these tax losses, against taxable income in the future.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities decreased $756 compared to the end of 2020. The decrease was primarily due to timing of payments.

Long term debt

Long term debt represents the outstanding balance on the senior secured revolving credit facility. As at December 31, 2020, we had an outstanding balance of $15,000 from the senior credit facility, which was fully repaid during the first quarter of 2021. As at June 30, 2021, we did not have any borrowings on the senior secured credit facility.

Lease liabilities

As at June 30, 2021, the current and non-current portion of lease liabilities were $1,188 and $605, respectively, compared to $1,156 and $1,136, respectively, at the end of 2020. The decrease in lease liabilities from the prior year was due to lease payments made in 2021, partially offset by addition of a new lease.

Payables to loyalty program partners

Payables to loyalty program partners increased $11,231 compared to the end of 2020. Fluctuations in payable to loyalty program partners are generally attributable to the timing of payments made to loyalty program partners and the timing of sales activity in the previous month.  On average, we remit funds to loyalty program partners for monthly sales activity approximately 30 days after the end of the month. For the quarter ended June 30, 2021, the increase in this balance was primarily driven by higher sales activity across our platform at the end of the period relative to the end of 2020.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

As of August 11, 2021, there were 14,939,842 common shares outstanding.

As of August 11, 2021, there were 1,001,253 outstanding options. The options have exercise prices ranging from $10.54 CAD to $19.37 CAD with a weighted average exercise price of $14.62 CAD. The expiration dates of the options range up to December 23, 2025.

The following table lists the common shares issued and outstanding as at August 11, 2021 and the securities that are currently convertible into or exercisable for common shares along with the maximum number of common shares issuable on conversion or exercise.

(Unaudited)	Common Shares	Proceeds
Common Shares Issued & Outstanding	14,939,842
Potentially Issuable: Share options	1,001,253	CAD$ 14,635,755
Common Shares Issued & Potentially Issuable	15,941,095	CAD$ 14,635,755
Securities Excluded from Calculation:
Options Available for grant from ESOP(1)	528,607

(1) "ESOP" is defined as the Employee Share Option Plan. The number of options available for grant is calculated as the total share option pool less the number of outstanding share options.

SUMMARY OF QUARTERLY RESULTS

	Three months ended
(In thousands of US dollars, except share and per share amounts) (Unaudited)	Sept 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sept 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021
Total Revenue	$97,997	$107,007	$82,673	$40,907	$37,449	$56,358	$65,025	$103,009
Gross profit	14,048	17,589	13,827	6,988	5,704	8,484	9,000	12,309
Total operating expense(1)	12,183	13,496	12,539	10,590	9,016	9,882	10,208	11,612
Adjusted EBITDA	4,397	7,193	3,605	299	(1,125)	362	1,193	3,388
Net income (loss)	1,098	2,758	1,118	(3,325)	(2,467)	(683)	(1,092)	452
Basic earnings (loss) per share	$0.08	$0.21	$0.08	$(0.25)	$(0.19)	$(0.05)	$(0.08)	$0.03
Diluted earnings (loss) per share	$0.08	$0.20	$0.08	$(0.25)	$(0.19)	$(0.05)	$(0.08)	$0.03

(1) Prior period comparatives are reclassified to conform with current year presentation.

Historically, our annual revenue and gross profit has generally increased year over year, as we have been able to execute on our growth drivers, including adding new loyalty program partnerships, cross selling services to existing partners, and growing in-market services by driving transaction growth. The performance of our in-market services can be highly sensitive to the level of marketing and promotional activity carried out during the period. As a result, our Revenues, Gross profit and Adjusted EBITDA will tend to fluctuate quarter to quarter due to the variability in our marketing calendars, but will generally grow on an annual basis.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

In the fourth quarter of 2019, we generated record revenue, gross profit, and Adjusted EBITDA, driven in large part by the continued growth of our in-market services combined with the impact of new partners and services launched in both 2018 and 2019. This performance also contributed to record revenue, gross profit and Adjusted EBITDA generated for the year ended December 31, 2019.

Beginning in the second half of March 2020, the COVID-19 pandemic started to have a significant adverse impact on our financial performance. From a quarterly perspective, this adverse impact was noticeable beginning in the second quarter of 2020 and has continued through to the second quarter of 2021. Throughout this period, our Revenue and Gross profit from in-market services has been significantly below our pre-COVID levels. Fluctuations in revenue and gross profit generated by our marketing activity have been exacerbated by the COVID-19 pandemic, as transaction volumes generated by these campaigns have varied considerably. Our financial results for the second, third and fourth quarter of 2020 were largely a reflection of this variability and unpredictability. While we have had some marketing campaigns generate transaction volumes that were similar to the levels we would have experienced before the pandemic, most campaigns during this period have been significantly lower than what we would have experienced before the pandemic. We expect this variability to continue in 2021 as long as the pandemic continues to significantly adversely impact the broader travel industry.  In addition, the impact of new loyalty program partner launches or new products and services during this period have been significantly below our original expectations before the pandemic. Our financial results for the second quarter of 2021 represent improved performance relative to previous quarters in the pandemic, which benefitted from the gradual easing of travel restrictions by governments in some of our core geographic markets, which started to favourably impact our operations at the end of the first quarter of 2021.

Our operating expenses since the onset of the pandemic have been significantly lower than our pre-COVID levels due to wage subsidies we have been collecting since the second quarter of 2020 combined with expense mitigation initiatives we started at the onset of the pandemic.

Our performance during the quarter ended June 30, 2021 represents our highest quarterly performance over the last five quarters for Revenue, Gross profit, and Adjusted EBITDA and the third straight quarter of sequential growth. With that said, it is difficult to assess at this time if we will continue to grow on a quarterly basis due to the continued uncertainty surrounding the potential outcomes of the COVID-19 pandemic.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Dependence on loyalty program partners

We depend on a limited number of large partners for a significant portion of our total revenue. There were two loyalty program partners (2020 - three) for which sales to their members individually represented more than 10% of our total revenue.  In aggregate, sales to these partners' program members represented 63% and 61% (2020 - 67% and 66%), respectively, of our total revenue for the three and six month periods ended June 30, 2021. A decrease in revenue or gross profit from these partner relationships for any reason, including a fundamental change in their loyalty program, a change in contractual pricing, a significant shift in their redemption chart, or a decision to no longer outsource some or all of the products and services we provide, could have a material adverse effect on our revenue. As it relates to the reseller transactions we process for these partners, we act as principal where revenues are recognized on a gross basis. We believe gross profit is a more relevant metric to assess our partner concentration, as it represents the amount of revenues that are available to fund expenses and the economics we earn from our commercial arrangements with our loyalty program partners. For the second quarter of 2021 and year-to-date, gross profit generated through commercial arrangements with 10 and 11 loyalty program partners (2020 - 9 and 12), respectively, represented approximately 80% of our gross profit.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

For our accounting policies and critical accounting estimates and judgments, refer to our MD&A and audited annual consolidated financial statements for the year ended December 31, 2020. The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

Cash Generating Units

For purposes of assessing impairment under IFRS, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash generating units or "CGUs"). We test CGUs or groups of CGUs with indefinite life intangible assets and/or allocated goodwill for impairment as at December 31 of each calendar year or when an indicator of impairment is considered to exist. We had previously determined that we had three CGUs, being Loyalty Currency Retailing, Platform Partners and Points Travel. Commencing January 1, 2021, we have determined that we have a single CGU.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

In recent years, we have significantly invested in the functionality and scalability of the LCP, with the intention to migrate and centralize the technology enabling our revenue generation. The technologies that previously operated separately, are now fundamentally integrated into the LCP, which is the core asset and backbone for facilitating substantially all of our transactions. This centralization and migration of products to the LCP, coupled with the change in our organizational structure, and how Management monitors operations and makes business decisions, resulted in the change to a single CGU.

Due to the change in our CGU composition, we assessed qualitatively and quantitatively the recoverable amount of the CGU as at March 31, 2021. Based on the facts and circumstances present as at March 31, 2021, we concluded that there was no impairment.

NEW STANDARDS ADOPTED IN 2021

The following amendments to IFRS are effective from January 1, 2021, but they did not have a material impact on our condensed consolidated interim financial statements:

Interest Rate Benchmark Reform - Phase 2

In August 2020, the IASB issued additional amendments to IFRS 9, Financial Instruments, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts, and IFRS 16, Leases - The objective of these amendments is to address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in IFRS 9, IFRS 7, IFRS 4 and IFRS 16.

As at January 1, 2021, we had $15,000 borrowings on our LIBOR secured credit facility, which were fully repaid by March 31, 2021. As at June 30, 2021, we continue to have access to this facility and expect the interest rate benchmark to be changed to SOFR in the later part of 2021. We do not expect any material impact on our condensed consolidated interim financial statements as a result of applying the amendments.